

December 17, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Founder Funds Trust
        Issuer CIK: 0002077057
        Issuer File Number: 333-288898 / 811-24107
        Form Type: 8-A12B
        Filing Date: December 17, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Founders 100 ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications